FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549



                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of May 2006


                         Commission File Number: 1-14396

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
               --------------------------------------------------
                 (Translation of registrant's name into English)

         17/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]          Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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                                                                               2


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [_]          No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_________.

Information furnished on this form:

Announcement,   dated  April  28,  2006,  by  the   Registrant   disclosing  a
Discloseable Transaction and Possible Major Transaction



                                     EXHIBIT

EXHIBIT NUMBER                                                            PAGE
--------------                                                            ----

1.1      Announcement, dated April 28, 2006, by the Registrant             5
         disclosing a Discloseable Transaction and Possible Major
         Transaction

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                                             (Registrant)




Date: May 3, 2006                By:  /s/ Peter Jackson
                                         ------------------------------
                                         Peter Jackson
                                         Chief Executive Officer


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                                                                               5

EXHIBIT 1.1
-----------



THE STOCK EXCHANGE OF HONG KONG LIMITED TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS ANNOUNCEMENT, MAKES NO REPRESENTATION AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR IN RELIANCE UPON THE WHOLE OR ANY PART OF THE CONTENTS OF THIS ANNOUNCEMENT.

              Asia Satellite Telecommunications Holdings Limited
               (INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

                           DISCLOSEABLE TRANSACTION
                                      AND
                          POSSIBLE MAJOR TRANSACTION

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On 28 April 2006,  AsiaSat, a wholly owned subsidiary of the Company,  entered into a Construction Agreement with the Construction Contractor, an independent third party not associated with the Directors, chief executive officer and substantial shareholder of the Company and any of its subsidiaries or any of their associates as defined in the Listing Rules, for the construction of AsiaSat 5, a Space Systems/Loral 1300 satellite bus with 26 C-band and 14 Ku-band transponders.

The signing of the Construction Agreement is a step forward in the implementation of the Company's plan for the commissioning of AsiaSat 5. Subsequent to the signing of this Construction Agreement, AsiaSat will proceed with the launching arrangement in which AsiaSat will enter into a launch contract ("Launch Contract") with an independent third party launching service provider for the launching of AsiaSat 5. The consideration of the above contracts together with the insurance cost for the commissioning of AsiaSat 5 is estimated at approximately US$180.00 million (approximately HK$1,404.00 million*) in total. The transaction contemplated under the Construction
Agreement constitutes a discloseable transaction of the Company under the Listing Rules. If the relevant Launch Contract is committed within a 12 month period, the launching of AsiaSat 5, taking into consideration the Construction Agreement, the Launch Contract and the related insurance, will constitute a major transaction of the Company under the Listing Rules.

The transaction contemplated under the Construction Agreement constitutes a discloseable transaction of the Company under the Listing Rules whereas the commissioning of AsiaSat 5, when taking the Construction Agreement and, inter alia, the cost of launching and the cost of launch insurance, together will constitute a major transaction of the Company under the Listing Rules. The Company considers that it would be more advantageous to its shareholders and has applied to the Stock Exchange for an extension of time in relation to the despatch of the Circular, and issue a combined circular on the entire commissioning arrangement for AsiaSat 5 covering both the Construction Agreement and the subsequent Launch Contract. Accordingly, the Stock Exchange has granted a waiver in relation to the delay in despatch of the circular on the Construction Agreement until 26 June 2006.

The Company has also applied to the Stock Exchange for a waiver from full compliance with rules 14.58(4) and 14.66(1) of the Listing Rules in relation to the disclosure of the aggregate value
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of consideration under the Construction Agreement.

Upon the signing of the Launch Contract, a further announcement will be made and a circular giving details of the Construction Agreement, the Launch Contract and the commissioning of AsiaSat 5 will be sent to the shareholders accordingly. Where permissible under the Listing Rules, the Company will seek to obtain the requisite shareholders' approval by obtaining the written approval from the Company's controlling shareholder, Bowenvale Limited, which owns approximately 69 percent of the issued share capital of the Company.

AsiaSat has initiated the process of negotiation in relation to the launching arrangement. Whilst AsiaSat intends to launch AsiaSat 5 in the second quarter of 2008, the terms of the Launch Contract has not yet finalised. Shareholders and investors are advised to exercise extreme caution when dealing in the securities in the Company.
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INTRODUCTION

To ensure the sustaining of AsiaSat's market competitiveness, strategic positioning of our satellites and the offering of the very best services in the years ahead, we have procured the new satellite, AsiaSat 5, to replace the retiring AsiaSat 2 at the orbital location of 100.5 degrees East. Since AsiaSat 2 is tentatively scheduled to be retired in 2010, we have planned this replacement satellite to be launched in 2008 so as to allow sufficient time for the constructing and launching of a replacement satellite in the event of an unsuccessful launch of the AsiaSat 5.

On 28 April 2006, AsiaSat, a wholly owned subsidiary of the Company, entered into a Construction Agreement with the Construction Contractor, an independent third party not associated with the Directors, chief executive officer and substantial shareholder of the Company and any of its subsidiaries or any of their associates as defined in the Listing Rules for the construction of AsiaSat 5 as a step forward to implement Company's plan for the commissioning of AsiaSat 5. In the meantime, AsiaSat will proceed with the sourcing of launching service and the procurement of other relevant facilities for the commissioning of AsiaSat 5.

CONSTRUCTION AGREEMENT

DATE

28 April 2006

PARTIES

1. The Construction Contractor, a party independent of the Directors, chief executive officer and substantial shareholder of the Company and its subsidiaries and their respective associates as defined in the Listing Rules

2.     AsiaSat, a wholly owned subsidiary of the Company

SUBJECT MATTER

The Construction Contractor will provide for AsiaSat the design, construction, assembly, testing, production and delivery of AsiaSat 5, and other professional services and labour for the construction of AsiaSat 5, including studies, development, research, design, analysis, manufacture, product assurance, product integration, transportation and testing. In addition, the Construction Contractor will provide all necessary technical support to the prospective launch services provider to permit testing integration and launch.

The Construction Contractor will also provide the royalty-free, world-wide, non-exclusive, non-transferable, paid-up license for AsiaSat to use the data and information, including, without limitation to, technical data and information contained in reports, documents, computer programs, diagrams, drawings and graphs that AsiaSat requires for the purpose of the construction and the operation of AsiaSat 5.

The Construction Contractor will further indemnify AsiaSat and defend on its own expenses on third party requests, claims, actions and proceedings for royalty payments, equitable relief or damages against AsiaSat based any infringement of patent, trade mark, or copy right or trade secret from the manufacturing of the items; and to pay any royalties and other costs in the settlement of such request and the costs and damages finally awarded to the third party on the claim.

TITLE

The title to the AsiaSat 5 shall pass to AsiaSat at the moment of launch. In the event AsiaSat 5 is not launched within 3 years after it is completed by the Construction Contractor, AsiaSat shall pay all monies payable under the Construction Agreement and have the title to AsiaSat 5 subject to the obtaining of requisite US Government approvals.

COMPLETION

Under the terms of the Construction Agreement , the Construction Contractor shall complete the construction of AsiaSat 5 to be available for shipment to the launch site within 25 months after 28 April 2006.

Subject to the entering into the necessary Launch Contract and launching arrangements, AsiaSat intends to launch AsiaSat 5 in the second quarter of 2008.

LAUNCHING OF ASIASAT 5

Subsequent to the signing of this Construction Agreement, AsiaSat will proceed with the launching arrangement in which AsiaSat will enter into a Launch
Contract  with  a  prospective   independent  third  party  launching  service
provider.

AsiaSat has initiated the process of negotiation in relation to the launching arrangement. Whilst AsiaSat intends to launch AsiaSat 5 in the second quarter of 2008, the terms of the Launch Contract has not yet finalised. Shareholders and investors are advised to exercise extreme caution when dealing in the securities in the Company.

TOTAL COST FOR THE COMMISSIONING OF ASIASAT 5

The Directors estimated that the total cost for the commissioning of AsiaSat 5, including not only the contract price under the Construction Agreement and the cost of launching, but also the costs of the launch insurance, ground facilities for telemetry, tracking and control, related expenses and capitalised interest, will be at approximately US$180.00 million (approximately HK$1,404.00 million*). This estimation is subject to a number of factors including the timely completion of AsiaSat 5, certain delays or postponements in launching, the in-orbit performance of AsiaSat 5 after launching. The estimated cost for commissioning AsiaSat 5 will be fully funded by internal resources of AsiaSat.

The contract price and the terms of the Construction Agreement were negotiated on an arm's length basis having regard to the value of similar assets as quoted by the other constructors and based on a previous similar acquisition of a satellite by AsiaSat in 2000**. Such contract price will be paid in cash in stages and the final instalment shall be paid upon completion of in-orbit testing, scheduled to take place after 27 months of the effective date of the Construction Agreement, or in the event AsiaSat 5 is completed but not launched, 3 years after it is completed. The price under the Construction Agreement will be fully funded by internal resources of AsiaSat. It is expected that AsiaSat 5 will be launched in the second quarter of 2008.

OPTION

AsiaSat has an option to order an additional satellite substantially similar to AsiaSat 5 subject to price adjustment based on an indexation computed by the aircraft manufacturing price and employment cost indexes published by the U.S. Department of Labour. AsiaSat intends to exercise this option in the event of an unsuccessful launch of AsiaSat 5. The Company will comply with the requisite requirements under the Listing Rules as and when the option is exercised, and a further announcement will be made if and when required.

REASONS AND BENEFITS OF THE COMMISSIONING OF ASIASAT 5

The new AsiaSat 5 will replace AsiaSat 2 at the orbital location of 100.5 degrees East and allow our market competitiveness, strategic position of satellites and the offering of the very best services to be sustained for the years ahead. It will replace all current functions of AsiaSat 2 in C band coverage, and in Ku band, provide additional dedicated coverage for South Asia plus a steerable beam.

The C band payload of AsiaSat 5 will be similar to that of AsiaSat 2 save for some performance upgrades. As for the Ku band payload, its coverage over China is significantly upgraded and additional coverage is also provided for in South Asia covering, inter alia, India, Pakistan and Bangladesh. In addition, the satellite will carry a steerable antenna that will allow capacity of Ku band to be deployed in a consistent manner with the market demand anywhere in Asia.

The Directors are of the view that the transaction has been conducted in the ordinary and usual course of business of the Company, on normal commercial terms and the terms of the transaction are fair and reasonable and in the interest of the shareholders of the Company as a whole.

INFORMATION TO SHAREHOLDERS

The transaction contemplated under the Construction Agreement constitutes a discloseable transaction of the Company under the Listing Rules whereas the commissioning of AsiaSat 5, when taking the Construction Agreement and, inter alia, the cost of launching and the cost of launch insurance, together will constitute a major transaction of the Company under the Listing Rules. The Company considers that it would be more advantageous to its shareholders and has applied to the Stock Exchange for an extension of time in relation to the despatch of the Circular, and issue a combined circular on the entire commissioning arrangement for AsiaSat 5 covering both the Construction Agreement and the subsequent Launch Contract. Accordingly, the Stock Exchange has granted a waiver in relation to the delay in despatch of the circular on the Construction Agreement until 26 June 2006.

The Company has also applied to the Stock Exchange for a waiver from full compliance with rules 14.58(4) and 14.66(1) of the Listing Rules in relation to the disclosure of the aggregate value of consideration under the Construction Agreement.

Upon the signing of the Launch Contract, a further announcement will be made, and a circular giving details of the Construction Agreement, the Launch Contract and the commissioning of AsiaSat 5 will be sent to the shareholders accordingly. In the event that the Launch Contract is not signed by 9 June 2006, a circular giving details of the Construction Agreement will be sent to the shareholders of the Company, and upon signing of the Launch Contract, a further announcement and circular will be issued as required in accordance with the Listing Rules.

The Company envisages that any shareholders' approval required in relation to the commissioning of AsiaSat 5 under the Listing Rules will, to the extent permissible under the Listing Rules, be obtained by seeking written approval from the Company's controlling shareholder, Bowenvale Limited, which owns approximately 69 percent of the issued share capital of the Company.

DEFINITIONS

Terms used in this announcement shall have the following meanings:

"AsiaSat 2"                     The  AsiaSat  satellite  launched  in 1995 and
                                located  at  the  orbital  position  of  100.5
                                degrees  East,   which  will  be  replaced  by
                                AsiaSat 5 upon its successful launch;

"AsiaSat 5"                     The  new  Space   Systems/Loral   1300   class
                                satellite bus, with 26 C-band and 14 Ku-band transponders, to be constructed and launched pursuant to the Construction Agreement and the Launch Contract;

"AsiaSat"                       Asia  Satellite   Telecommunications   Company
                                Limited, a wholly owned subsidiary of the Company incorporated in Hong Kong with its registered office in Hong Kong, SAR;

"Company"                       Asia  Satellite   Telecommunications  Holdings
                                Limited   incorporated   under   the  laws  of
                                Bermuda, with its principle business being the
                                provision    of    satellite    services    to
                                broadcasting and telecommunications markets;

"Construction Agreement"        The agreement dated 28 April 2006 entered into
                                between    AsiaSat   and   the    Construction
                                Contractor for the construction of AsiaSat 5;

"Construction Contractor"       Space   Systems/Loral,   Inc.,  a  corporation
                                organised  and  existing  under the law of the
                                State of Delaware, U.S.A. and headquartered in
                                California.  Its  principle  business  is  the
                                designing,  manufacturing  and  integrating of
                                communication    satellites    and   satellite
                                systems;

"Directors"                     The directors of the Company;

"Launch Contract"               The  launch  contract  to be  entered  into by
                                AsiaSat and the launch services contractor for the launch of AsiaSat 5;

"Listing Rules"                 The Rules  Governing the Listing of Securities
                                on The Stock Exchange of Hong Kong Limited;

"Stock Exchange"                The Stock Exchange of Hong Kong Limited, and;

"Satellite Control Equipment"   Satellite  control  equipment,  which includes
                                the ground  hardware  and  software  needed to
                                implement  telemetry,  tracking,  command  and
                                monitoring   and  the   up-link   and  traffic
                                monitoring equipment relating to AsiaSat 5.


                                                     By Order of the Board
                                                          DENIS LAU
                                                     COMPANY SECRETARY

Hong Kong, 28 April 2006

AS AT THE DATE OF THIS ANNOUNCEMENT, THE BOARD OF DIRECTORS COMPRISES (I) MR. PETER JACKSON AND MR. WILLIAM WADE AS EXECUTIVE DIRECTORS, (II) MR. ROMAIN BAUSCH, MR. MI ZENG XIN, MR. ROBERT BEDNAREK, MR. DING YU CHENG, MR. JU WEI MIN, MR. KO FAI WONG, MR. MARK RIGOLLE, AND MS. CYNTHIA DICKINS AS
NON-EXECUTIVE DIRECTORS, AND (III) MR. EDWARD CHEN, MR. R. DONALD FULLERTON, AND MR. ROBERT SZE AS INDEPENDENT NON-EXECUTIVE DIRECTORS.

NOTE:

* The translations of US dollars into HK dollars are for convenience only and have been made at a rate of US$1.00 to HK$7.80. Such translations should not be construed as representations that the US dollar amounts could be converted into HK dollars at that or any other rate.

** Details of this acquisition in 2000 were published in the Company's announcements and circular dated 7 September 2000, 19 September 2000 and 11 October 2000, respectively.